

Mail Stop 6010

October 20, 2008

VIA U.S. MAIL AND FAX (852)-2546-6878

Mr. Bondy Tan
Chief Executive Officer
Lightscape Technologies, Inc.
3/F., 80 Gloucester Road,
Wanchai, Hong Kong

   Re: Lightscape Technologies, Inc.
      Form 10-KSB for the year ended March 31, 2008
      Filed July 14, 2008
      Form 10-Q for the quarterly period ended June 30, 2008
      Filed August 14, 2008
      File No. 000-30299

Dear Mr. Tan:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Angela Crane
             Accounting Branch Chief